FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of July 2004
Commission File Number 333-7182-01


                                   CEZ, a. s.
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                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F  X             Form 40-F
                            ---                      ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                       No  X
                       ---                      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:


Changes in the Management of the Energy Group CEZ


The energy company CEZ is undergoing the process of restructuring the whole CEZ Group. These changes in the company's management organization were presented during the last few days and Project Vision 2008 was started.

Part of this massive change will be a repeated merger of two departments--the Financial department with the department for Strategic Development. The Head of the new department shall be the current Director for Strategic Development, Mr. Petr Voboril. Today, Mr. David Svojitka, in reaction to such appointment, resigned from his post as the Financial Director.



                                          The Company Management
                                                 CEZ, a. s.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                             CEZ, a. s.
                                                      ------------------------
                                                            (Registrant)


                                                  By:   /s/ Libuse Latalova
                                                     ---------------------------
                                                         Libuse Latalova
                                                  Head of Finance Administration


Date:  July 2, 2004